UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act Of 1934

FOR THE MONTH OF JUNE 2009
COMMISSION FILE NUMBER: 001-33820

A-POWER ENERGY GENERATION SYSTEMS, LTD.
(Translation of registrant's name into English)
No. 44 Jingxing Road
Tiexi District
Shenyang, Liaoning, China 110021

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                        No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________.

TABLE OF CONTENTS

Page
Signature	3
Exhibit Index	5

EX-99.1 Press Release
EX-99.2 Form of Securities Purchase Agreement,
EX-99.3 Form of Senior Convertible Note
EX-99.4 Form of Warrant
EX-99.5 Form of Put Agreement
EX-99.6 Form of the Pledge Agreement
EX-99.7 Form of Letter Agreement
EX-99.8 Form of Registration Rights Agreement
EX-99.9 Form of the Voting Agreement
EX-99.10 Form of the Lock-up Agreement

Entry into a Material Definitive Agreement.

On June 18, 2009, A-Power Energy Generation Systems, Ltd. (the “Company”) entered into a Securities Purchase Agreement (the “Agreement”) with certain accredited investors (the “Buyers”).  Pursuant to the Agreement, the Company agreed to sell to the Buyers (i) senior convertible notes in the aggregate principal amount of $40,000,000 (“Notes”) and (ii) warrants to purchase an additional aggregate amount of 1,504,184 Common Shares of the Company (the “Warrants”).  A form of the Agreement, the Notes and the Warrants are attached hereto as Exhibits 99.2-99.4.

The Notes bear initial interest at 3% per annum, which will be increased each year, as specified in the Notes up to a maximum of 12% per annum, payable quarterly, at the Company’s option, in cash or shares of the Company’s common shares, par value $0.0001 per shares (the “Common Shares”).  The Notes have a five year term through June 19, 2014, and  are convertible into Common Shares at any time or times after the Company obtains Shareholder Approval, as discussed below, and are subject to customary anti-dilution adjustments.  The initial conversion price of the Notes is $10.637 per Common Share.  The Company may redeem the Notes at 110% of the principal amount, plus any accrued and unpaid interest, beginning November 19, 2011, provided the market price of the Common Shares is at least 200% of the then applicable conversion price for 20 consecutive trading days prior to the redemption.  The Notes are subject to events of default customary for convertible securities.

The Warrants grant the Buyers the right to acquire shares of Common Shares at $10.637 per share, subject to customary anti-dilution adjustments.  The Warrants may be exercised to purchase Common Shares at any time or times on or after the Company obtains Shareholder Approval, and have a term of five years.

The Memorandum and Articles of Association of the Company require shareholder approval for any issuance of Common Shares by the Company.  Accordingly the Company will seek shareholder approval (the “Shareholder Approval”) to amend the Memorandum and Articles of Association to remove this requirement, so that the Company may issue Common Shares upon conversion of the Notes or exercise of the Warrants, as well as approval for other related matters.  In connection with the Company’s issuance and sale of the Note and the Warrants, the Company, Mr. Jinxiang Lu, the Chief Executive Officer and Chairman of the Board of Directors of the Company (“Mr. Lu”) entered into a Put Agreement with each of the Buyers (the “Put Agreements”), pursuant to which, under certain circumstances, the Buyers may exchange their Notes and Warrants for certain Common Shares owned by Mr. Lu in the event that the Company is unable to issue such Common Shares.  A form of the Put Agreement is attached as Exhibit 99.5.  The obligations of Mr. Lu under the Put Agreement are secured by a first priority, perfected security interest in 6,000,000 Common Shares of Mr. Lu (the “Pledged Shares”), as evidenced by the pledge agreement (the “Pledge Agreement”).  A form of the Pledge Agreement is attached hereto as Exhibit 99.6.  The Company and Mr. Lu have entered into a letter agreement pursuant to which the Company has agreed to make Mr. Lu whole and reimburse Mr. Lu for any losses that Mr. Lu incurs in connection with this transaction.  A form of the Letter Agreement is attached hereto as Exhibit 99.7.

In connection with this transaction, the Company and the Buyers entered into a registration rights agreement (the "Registration Rights Agreement").  Pursuant to the terms and conditions of the Registration Rights Agreement, the Company has agreed to file with the U.S. Securities and Exchange Commission a registration statement on Form F-3 covering the resale of the Common Shares issuable to the Buyers upon conversion of the Notes and exercise of the Warrants, or if the Company does not obtain Shareholder Approval on or prior to the six month anniversary of the closing date, the Pledged Shares.  A form of the Registration Rights Agreement is attached hereto as Exhibit 99.8.

In connection with this transaction, the Company and Mr. Lu, the Chief Executive Office, and John S. Lin, the Chief Operating Officer entered into a voting agreement (the “Voting Agreement”), pursuant to which such shareholders agree to vote in favor of the approval of the proposed amendments to the Memorandum and Articles of Association of the Company.  A form of the Voting Agreement is attached hereto as Exhibit 99.9.  Mr. Lu and Mr. Lin entered into lock-up agreements with the Company pursuant to which each of them has agreed not to sell or offer to sell the Common Shares held by them for up to 270 days after closing.  A form of the lock-up agreement is attached hereto as Exhibit 99.10.

The foregoing descriptions do not purport to be a complete description of the terms of the documents, and this description is qualified in its entirety by the terms of the definitive documents or forms thereof which are attached as exhibits to this Current Report on Form 6-K, and which are incorporated by reference.

Unregistered Sales of Equity Securities.

The description of the issuance and terms of the Notes, the Warrants and other agreements entered into by the Company set forth above is hereby incorporated by reference under this caption.

The issuance of the Notes and the Warrants was done in reliance on the exemptions for sales of securities not involving a public offering, as set forth in Section 4(2) and Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

A-Power Energy Generation Systems, Ltd.

By:	/s/ John S. Lin
Name:	John S. Lin
Title:	Chief Operating Officer

Date: June 19, 2009

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release
99.2	Form of Securities Purchase Agreement
99.3	Form of Senior Convertible Note
99.4	Form of Warrant
99.5	Form of Put Agreement
99.6	Form of the Pledge Agreement
99.7	Form of Letter Agreement
99.8	Form of Registration Rights Agreement
99.9	Form of the Voting Agreement
99.10	Form of the Lock-up Agreement